SCHEDULE 1

Name of Fund	Annual Fee as a Percentage of Average Daily Net Sub-Advised Assets	Reapproval Date	Reapproval Day

BNY Mellon Global Infrastructure Income ETF	0.325%	June 30, 2025	June 30th

BNY Mellon Innovators ETF	0.25%	June 30, 2025	June 30th

BNY Mellon Women's Opportunities ETF	0.25%	June 30, 2025	June 30th

Revised as of April 3, 2023
Revised as of May 7, 2024